Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
ZoomInfo Technologies Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No.333-238917) and on Form S-3 (No.333-260668) of our report dated February 24, 2022, with respect to the consolidated financial statements as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2021, and related notes, which report appears in the December 31, 2021 annual report on Form 10-K of ZoomInfo Technologies Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Portland, Oregon
February 24, 2022